Exhibit (b)(1)

LOAN AGREEMENT AND PROMISSORY NOTE

$80,000,000.00	April 17, 2015

FOR VALUE RECEIVED, the sufficiency of which is hereby acknowledged, BFC Financial Corporation, a Florida corporation (“Maker”), unconditionally promises to pay to the order of Bluegreen Specialty Finance, LLC, a Delaware limited liability company (“Holder”), without setoff, the principal sum of Eighty Million Dollars ($80,000,000.00) (the “Principal”), plus interest (the “Interest”) on the Principal from time to time remaining unpaid, calculated at a fixed rate of ten percent (10%) per annum (computed on the basis of a 360-day year of 12 consecutive, 30-day months for the number of days actually elapsed), and payable as hereinafter set forth.

1. Agreement to Make Loan; Use of Proceeds. This Loan Agreement and Promissory Note evidences a loan (the “Loan”) in the amount of the Principal which, subject to the terms and conditions hereof, shall be made by Holder to Maker. Maker shall use the proceeds of the Loan for general corporate purposes, including to fund Maker’s purchase of shares of the Class A Common Stock (together with the associated preferred share purchase rights) (the “Shares”) of BBX Capital Corporation pursuant to the Offer to Purchase dated March 20, 2015 and the related Letter of Transmittal (as each may be amended or supplemented from time to time) and to pay related fees and expenses (the “Offer”). Holder shall make the Loan to Maker promptly, and in any event within one (1) business day, following Holder’s receipt of written notice from Maker to fund the Loan. Holder shall make the Loan to Maker via automatic deposit or wire transfer to the account designated in writing by Maker. The date on which the Loan is made by Holder is sometimes hereinafter referred to as the “Loan Date.” Notwithstanding anything to the contrary contained herein, Maker shall have no payment or other obligations hereunder until the Loan is made by Holder in accordance with this Section.

2. Payments.

(a) Payments of Interest shall be paid by Maker to Holder on the first day of each calendar quarter, beginning on the first day of July 2015 and continuing on a quarterly basis thereafter until all unpaid Principal and accrued Interest is paid in full.

(b) Maker shall repay in full to Holder all unpaid Principal and accrued Interest on the fifth (5th) anniversary of the Loan Date.

(c) Maker shall have the right at any time and from time to time to prepay amounts outstanding hereunder, in whole or in part, without premium or penalty. In the event prepayment of any amount outstanding hereunder is required in order for Holder or its parent company, or any of their respective subsidiaries (collectively, “Holder Affiliates”), to maintain compliance with any covenant applicable to any Holder Affiliate under credit agreements or other similar agreements or instruments pursuant to which any Holder Affiliate is the obligor, Holder shall provide written notice to Maker of the required prepayment, which notice shall include the date of the required prepayment (which may not be less than twenty (20) days following the date of delivery of such notice), the amount of the required prepayment (which shall be Holder’s best estimate of the amount necessary for the applicable Holder Affiliate to maintain compliance with the applicable covenant), and such other information as reasonably necessary to confirm the prepayment requirement and the facts and circumstances thereof. Maker shall make the prepayment required by any written notice delivered in accordance with the immediately preceding sentence on or before the date specified for prepayment in such written notice. Prepayments, whether voluntary at the option of Maker or required by Holder as provided herein, shall first be applied against accrued and unpaid Interest hereunder and shall then be applied to the Principal hereunder.

(d) All payments made to Holder hereunder shall be made: (i) in immediately available funds of lawful money of the United States of America; and (ii) to Holder at 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431, or at such other place as Holder may from time to time designate to Maker in writing (including, without limitation, by automatic deposit or wire transfer to an account designated in writing by Holder).

3. Authority. Each of Maker and Holder represents that (a) it has full power and authority to execute, deliver and perform its obligations hereunder, (b) that the person executing this Loan Agreement and Promissory Note on its behalf has been duly authorized by Maker or Holder, as the case may be, to so execute this Loan Agreement and Promissory Note, (c) that this Loan Agreement and Promissory Note constitutes the valid and binding obligation of Maker or Holder, as the case may be, and (d) that this Loan Agreement and Promissory Note does not conflict with, or constitute any default under, any agreement or instrument binding upon Maker or Holder, as the case may be.

4. Events of Default. Maker shall be in default hereunder (each, a “Default”) if: (a) Maker shall be adjudicated as bankrupt or insolvent, or admits in writing its inability to pay its debts as they mature, or makes a general assignment for the benefit of creditors; (b) Maker shall apply for or consent to the appointment of a receiver, trustee, or similar officer for Maker or for all or any substantial part of its property, or such receiver, trustee or similar officer shall be appointed without the application or consent of Maker and such appointment shall continue undischarged for a period of sixty (60) days; (c) Maker shall institute (by petition, application, answer, consent or otherwise) any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution, liquidation or similar proceeding relating to Maker under the laws of any jurisdiction, or any such proceeding shall be instituted (by petition, application or otherwise) against Maker and shall remain undismissed for a period of sixty (60) days; or (d) Maker fails to make any payment due hereunder within ten (10) days after the date upon which such payment was due.

5. Default Remedies. Upon the occurrence of a Default, the entire unpaid Principal, together with accrued and unpaid Interest, shall be immediately due and payable without notice or demand, and all amounts then due hereunder shall bear interest at the rate equal to the lesser of fifteen percent (15%) per annum or the Highest Lawful Rate (as hereinafter defined). In addition, Maker agrees to pay all documented out-of-pocket costs of collection, including, without limitation, reasonable and documented out-of-pocket attorneys’ fees and expenses, in the event of a Default, whether or not a lawsuit is brought. No remedy made available by any provision hereof is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity.

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6. No Usury. Holder shall never be entitled to receive, collect, or apply as interest on amounts outstanding hereunder (for purposes of this section, the word “interest” shall be deemed to include any sums treated as interest under applicable law governing matters of usury and unlawful interest), any amount in excess of the Highest Lawful Rate, and in the event Holder is ever deemed to receive, collect, or apply as interest any such excess, such amount which would be excessive interest shall be deemed a partial prepayment of the Principal and shall be treated hereunder as such. If the Principal is paid in full, any remaining excess shall be promptly paid to Maker, without interest. In determining whether or not the interest paid or payable under any specific contingency exceeds the Highest Lawful Rate, Maker and Holder shall, to the maximum extent permitted under applicable law: (i) characterize any non-Principal payment as an expense, fee or premium rather than as interest; (ii) exclude voluntary prepayments and the effects thereof; and (iii) spread the total amount of interest throughout the entire contemplated term hereof. For all purposes hereof, the term “Highest Lawful Rate” shall mean the maximum rate of interest which Holder is allowed to contract for, charge, take, reserve or receive under applicable law after taking into account, to the extent required by applicable law, any and all relevant payments or charges hereunder.

7. Taxes and Other Liabilities. Maker agrees to promptly pay, indemnify and hold harmless Holder from all federal, state and local taxes of any kind (except for federal or Florida franchise or income taxes based on Holder’s net income) and other liabilities with respect to or resulting from the execution or delivery hereof or advances made pursuant hereto, provided that such indemnity shall not be available to the extent that such liabilities, resulted from the gross negligence or willful misconduct of Holder, as determined by a court of competent jurisdiction in a final and non-appealable judgment.

8. Governing Law; Venue. This Loan Agreement and Promissory Note shall be governed by, and construed in accordance with, the laws of the State of Florida, without regard to conflicts of law principles. Maker and Holder each (i) irrevocably consents to the exclusive jurisdiction of any state or federal court sitting in Broward County, Florida, in any litigation in connection with or to enforce this Loan Agreement and Promissory Note and (ii) irrevocably waives any objection that it may now or hereafter have to the laying of venue of any such litigation brought in any such court and any claim that any such litigation brought in any such court has been brought in an inconvenient forum.

9. Miscellaneous.

(a) Maker waives demand, presentment, protest, dishonor and notice of maturity, non-payment or protest and all other requirements to hold Maker liable. Maker shall raise no defense other than that payment has been made. Maker shall not raise any claims of set off in any action or proceeding.

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(b) If a payment of any amount hereunder becomes due on a Saturday, Sunday or other legal holiday on which banks in the State of Florida are closed, then the due date shall be extended to the next succeeding business day.

(c) If any provision hereof or portion thereof is declared or found by a court of competent jurisdiction to be unenforceable or null and void, such provision or portion thereof shall be deemed stricken and severed from this Loan Agreement and Promissory Note, and the remaining provisions and portions thereof shall continue in full force and effect.

(d) This Loan Agreement and Promissory Note may not be transferred or assigned by Holder without the prior written consent of Maker, such consent not to be unreasonably withheld, delayed or conditioned.

(e) This Loan Agreement and Promissory Note may not be modified, amended, waived, extended, changed, discharged or terminated orally or by any act or failure to act on the part of Maker or Holder, but only by an agreement in writing signed by the party against whom enforcement of any modification, amendment, waiver, extension, change, discharge or termination is sought.

(f) A delay by Holder in exercising a right or remedy shall not constitute a waiver thereof. No waiver by Holder of any Default hereunder shall be deemed to constitute a waiver of any subsequent or other Default. No exercise of any right or remedy hereunder shall preclude the exercise of any other right or remedy which Holder may have in law or in equity to enforce the paying of this Loan Agreement and Promissory Note or the collection of the amounts owed hereunder.

(g) The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, Maker has duly executed this Loan Agreement and Promissory Note as of the day and year first above written.

BFC FINANCIAL CORPORATION,
a Florida corporation

By:	/s/ Raymond S. Lopez
Name: Raymond S. Lopez
Title: Chief Financial Officer

ACCEPTED AND AGREED TO

as of the day and year first above written.

BLUEGREEN SPECIALTY FINANCE, LLC

a Delaware limited liability company

By:	/s/ Anthony M. Puleo
Name:	Anthony M. Puleo
Title:	President

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